UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09059197

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DIVERSITY INVESTMENT CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 AVENUE OF THE AMERICAS 35TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUAN CONSUEGRA **(212) 554-4900**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

SD 3/23/09

OATH OR AFFIRMATION

I, **JUAN CONSUEGRA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DIVERSITY INVESTMENT CORP.**, as of **DECEMBER 31, 2008,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FOUR DIRECTORS AND ONE PRINCIPAL OFFICER OF DIVERSITY INVESTMENT CORPORATION ("THE FIRM") HOLD PERSONAL ACCOUNTS WITH THE FIRM. ALL CLIENTS OF THE FIRM ARE INTRODUCED TO A CLEARING ORGANIZATION ON A FULLY-DISCLOSED BASIS.

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

GLORIA FRANCAVILLA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FR5033646
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES 9/26/10

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DIVERSITY INVESTMENT CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

DIVERSITY INVESTMENT CORP.
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Diversity Investment Corp.

We have audited the accompanying statement of financial condition of Diversity Investment Corp. as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Diversity Investment Corp. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 6 to the financial statements, the Company is part of an affiliated group of companies and has entered into transactions with the other member of the group.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

DIVERSITY INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	4,941
Receivable from and deposit with clearing organization		138,838
Receivable from related parties		68,602
Fees receivable		34,064
Equipment, less accumulated depreciation of $3,291		2,550
Other assets		9,847
TOTAL ASSETS	$	258,842

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	84,178
Loan payable to bank		39,963
Total liabilities		124,141
Shareholder's equity:		
Common stock - no par value; 200 shares authorized, 50 shares issued and outstanding		500
Additional paid-in capital		972,048
Accumulated deficit		(837,847)
Total shareholder's equity		134,701
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	258,842

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Diversity Investment Corp. (the "Company") was incorporated on December 7, 2001, as a Delaware corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's business includes providing foreign and domestic securities brokerage services to U.S. and international clients, primarily institutions and high net worth individuals located in Mexico. The Company is a wholly owned subsidiary of Diversity Financial Group, LLC (the "Parent").

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2008, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non-performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company records commission revenue and related expenses on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis.

Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Uncertain Tax Positions
In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions (Continued)

Since the provision of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Receivables

Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. There was no allowance for doubtful accounts at December 31, 2008.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents the net amount of commissions from customer transactions held by the clearing organization for the Company, and a deposit with the clearing organization of $100,000 that is required by the clearing agreement.

NOTE 4. LOAN PAYABLE

The Company has secured a line of credit in the amount of $50,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1.0%. At December 31, 2008, the outstanding balance was approximately $39,963. The loan is guaranteed by a principal of the Company.

NOTE 5. INCOME TAXES

The Company is included with its Parent in a consolidated return for Federal tax purposes, and combined tax returns for state and local purposes. For the year ended December 31, 2008, Company incurred a net operating loss for Federal income tax purposes of approximately $101,000. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to Federal and State income tax charges or credits based on a separate company taxable income or loss using the statutory rates. Should benefits be derived from the NOL carryforward utilized in future years as a result of the consolidated tax filings, the Company would participate in these benefits under the Parent's tax allocation policy.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company has management fee agreements with six foreign customers who are related to the Company through common ownership of the Parent. Pursuant to the agreements, the Company provides certain accounting, bookkeeping, recording, and administrative services related to investment activities for these customers. The agreements provide that monthly fees be paid to the Company based on the net value of the customers' accounts. The arrangements are annually renewed and can be terminated by either party with 30 days' notice. For the year ended December 31, 2008, the Company earned $232,035 in service fee revenue resulting from these agreements. At December 31, 2008, amounts owed by related parties for service fees totaled $34,064. The related parties also reimburse the Company for expenses paid by the Company on behalf of the related parties. The amount due from related parties for reimbursements at December 31, 2008, was $68,602, which is non-interest bearing.

In addition, the Company executes securities transactions for these customers on an agent basis, and generated commission revenue of approximately $89,712 for the year ended December 31, 2008. Fees and commissions from these customers represented approximately 81% of the Company's revenue for 2008.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of $19,638, which exceeded the Company's minimum net capital requirement of $8,276. The Company's ratio of aggregate indebtedness to net capital was 6.32 to 1 as of December 31, 2008.

NOTE 8. CONTINUING OPERATIONS

The Parent has committed to provide capital to support the Company's continuing operations as needed. During 2008, the Parent made capital contributions in the amount of $185,500.